Innodata Isogen, Inc. Three University Plaza Hackensack, NJ 07601 T (201) 371-8000 F (201) 488-3341 www.innodata-isogen.com

INNODATA ISOGEN, INC. (the "Company") has submitted an addendum to this letter in paper form to the Staff. The Company has requested confidential treatment, Request No.: INN-001, for the information in the addendum and has also requested that the Staff return the addendum to the Company. These requests were made pursuant to 17 CFR 200.83 and Rule 418(b). Accordingly, the redacted information in the addendum is set forth as [***].

Via Edgar

June 28, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innodata Isogen, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 11, 2010
Form 10-Q for the quarterly period ended March 31, 2010
Filed May 3, 2010
File No. 000-22196

Dear Mr. Gilmore,

Set forth below is the response of Innodata Isogen, Inc. (the “Company”) to the comments set forth in your letter dated June 1, 2010.

For reference purposes, the Staff’s comment as reflected in the Staff’s letter dated June 1, 2010 is reproduced in bold and the corresponding response of the Company is shown below the comment.

The Company  requests for confidential treatment pursuant to Rule 83, 17 CFR 200.83, for the supplemental information submitted by the Company in an addendum to the Staff in paper form in response to the Staff’s first comment. In addition, the Company, pursuant to Rule 418(b) of the Securities Act of 1933, as amended, requests the return of such addendum.

The contact person at the Company for matters related to herein is: Amy Agress, Vice President and General Counsel, Telephone: 201-371-8017; Facsimile: 201-488-3341.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
June 28, 2010

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Description of Business

Our Services, page 3

1.
We note that throughout this section you discuss services that you provide or have provided to particular clients without naming the clients.  Please tell us what consideration you have given to disclosing the names of these clients in your Form 10-K.  In your response letter, please identify each of the clients discussed in this section.

Our response to your Comment 1:

We provide the information on pages 3-5 to describe the nature and scope of our services.

For example, to describe our Knowledge Processing Outsourcing (KPO) Services we say that:

Our KPO services specifically target processes that demand advanced information analysis and interpretation, as well as judgment and decision-making. For information and media companies, these services include content creation and enhancement, analytics, taxonomy and controlled vocabulary development, hyperlinking, indexing, abstracting, technical writing and editing, copy-editing and general editorial services, including the provision of synopses and annotations.  These services cover a wide spectrum of disciplines, including medicine, law, engineering, management, finance, science and the humanities.  To provide these services, we have organized knowledge teams that consist of educated and highly trained people with expertise in relevant subjects.  We typically price our knowledge services based on the quantity delivered or resources utilized.

To give a brief example of the KPO services, we add:

For example, we support several providers of medical informatics products and clinical decision support systems.  Our physicians and health care professionals create content for these systems by analyzing the latest medical journal articles and conference proceedings.

We think that the names of the particular clients for whom we currently perform or have performed the described services are not material to an understanding of the scope of our services.

Furthermore, we are subject to confidentiality agreements with the majority of our clients, pursuant to which we agree to regard and preserve as confidential all information related to the business and activities of our clients which we obtain as a result of performing services for them. To mention our clients’ names in connection with specific services provided to them would in most cases breach our confidentiality requirements.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
June 28, 2010

In response to the Staff’s comment, we are providing the names of the clients discussed in this section supplementally to the Staff in a confidential addendum pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act. In addition, we have requested the return of the materials pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the Staff in paper form in response to the Staff’s comment.

Clients, page 5

2.
You indicate in this section that two clients generated approximately 44% of your total revenues in fiscal 2009.  In your response letter, please tell us why you have not disclosed the names of these clients.  Refer to Item 101(c)(1)(vii) of Regulation S-K.  Please also describe your contractual arrangements with these clients and provide an analysis as to whether you are required to file any agreements with these clients as exhibits to your Form 10-K.  Refer to Item 601(b)(10) of Regulation S-K.

Our response to your Comment 2:

The Clients

Each of the two clients referred to on page 5 of our Form 10-K is a 10% plus customer of our Company. One client is a large private company. The other client consists of a group of customers that are affiliates of one another. The group's aggregate revenues have been included in the 44% disclosure based on the requirements of the last sentence of Item (c)(1)(vii) of Regulation S-K which states “For purposes of this paragraph, a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer.”

Regulation S-K Item 101(c)(1)(vii)

Item 101(c)(1)(vii) of Regulation S-K calls for disclosure of the name of a client if sales to that client are made in an aggregate amount equal to 10% or more of a registrant’s consolidated revenues and the loss of the client would have a material adverse effect on the registrant. Section II.B.2 of the Division of Corporation Finance, Staff Legal Bulletin No. 1 provides that “Except in unusual circumstances, disclosure required by Regulation S-K …is not an appropriate subject for confidential treatment…. This type of information includes, for example … the identity of a 10% customer.”

We believe that the circumstances of our company constitute an unusual case where disclosure of the identities of these clients should not be required.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
June 28, 2010

The primary unusual circumstance for the first client is its corporate structure as a private company, its large size relative to our much smaller company and its great sensitivity to public disclosure. By way of example of this sensitivity, beyond requiring us to sign a confidentiality agreement that prohibits us from disclosing its identity, the client has also required us to code name various projects to protect its identity from broad dissemination within our company. Were we to disclose the client’s name, even with its reluctant consent, we believe it likely that the client would reduce its business relationship with us in favor of working with a larger company to whom revenues from the client are less than 10% of revenues, or with a private company that is not subject to disclosure requirements at all.

As noted earlier, the second client consists of a group of approximately fifteen affiliated customers. No member of this group accounted for more than approximately 6% of our 2009 revenues. It is our understanding that members of the group essentially make their own purchasing decisions. We believe that the loss of any one member of the group would not have a material adverse effect on us taken as a whole. This client has also required that we sign a confidentiality agreement that prohibits us from disclosing the extent of its relationship with us. We believe that our business relationship with this client would also be adversely affected if even with their reluctant consent we were to disclose the extent of its relationship with us.

There is an additional circumstance that makes our case unusual within the meaning of Staff Legal Bulletin No. 1. In the next section of this letter we describe the essentially at-will and impermanent nature of our contracts with both clients. We are concerned that setting out the names of our clients, both of which are well known, highly regarded companies, might be misleading because the disclosure could imply to investors a stability that would result only were we to have solid contracts with the clients. We have this concern despite the great care we take in our disclosure documents to emphasize the short-term nature of our contracts with these clients (pages 5, 8, and 21 of the Form 10-K), the extent of the business we do with the clients (as in the citation on page 5 to which you refer and in similar citations on pages 8, 21, 22 and F-24), and the risks inherent in the concentration of business in these clients (pages 8, 9 and 21).

Our Contracts with the two Clients

Our current contractual arrangement with the first of the two clients consists of a master services agreement and a number of separately agreed-to statements of work, each relating to specific services. The client may terminate the master services agreement and statements of work without cause on notice periods of 90 days or less.

Our current contractual arrangement with the second of the two clients consists of multiple master services agreements and numerous separately agreed-to statements of work, each relating to specific services. The client may terminate these master services agreements and statements of work without cause on notice periods of 180 days or less, with the exception of one statement of work that can be terminated by the client on or after December 31, 2010 on 180 days’ notice.

We have entered into these agreements with our clients in the ordinary course of our business.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
June 28, 2010

We have determined that based on this analysis we are not required to file our agreements with our two largest clients as exhibits under Item 601(b)(10) of Regulation S-K. The relevant sections of this Item require that contracts be filed if they are not made in the ordinary course of business, are material in amount and significance or if a registrant’s business is substantially dependent on the contractual arrangements with these clients. These factors are absent for these agreements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2009 Compared to the Year Ended December 31, 2008, page 22

3.
We refer to your disclosure on page 22 which states that you recorded a $1.2 million provision for doubtful accounts associated with one of your customers.  We further note that the earnings release in your Form 8-K, filed on March 11, 2010, indicates that there was also $430,000 of unrecognized revenue associated with this customer.  Please tell us and consider expanding your disclosure in future filings to state whether there is a receivable balance associated with this customer in excess of the $1.2 million allowance and tell us your accounting policy for recognizing any deferred revenue associated with this customer.  Additionally, tell us whether you continue to enter into new agreements with this customer and if so, how the collectability of outstanding accounts receivables affects revenue recognition associated with this customer.

Our response to your comment 3:

The $1.2 million provision for doubtful accounts associated with one of the customers as indicated in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, is net of $430,000 of unrecognized revenue associated with this particular customer. The deferred, unrecognized amount of $430,000 was based on management’s assessment that the client has suffered from liquidity issues in the latter half of 2009; hence, no revenue was recognized for the services performed during such period.  We plan to continue entering into agreements with this customer, but we have opted to apply the provisions of ASC Topic 605-10-25-1 to future transactions pursuant to which revenues are recognized when cash is collected and will continue to follow this practice until such time as this customer is financially secure. We will expand our disclosures regarding this matter in future filings.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
June 28, 2010

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk, page 33

4.
We note that your foreign currency risk analysis is based upon a 1% change in the U.S. dollar related to the hedged currencies.  Please tell us how you considered the requirement in Instruction 3A to Item 305(a)(1)(ii) of Regulation S-K to use changes that are not less than 10% of end of period market rates or prices.

Our response to your comment 4:

The statement was intended to illustrate the projected impact of a 1% increase or decrease in the closing market rates we used to determine the fair value of our hedged foreign currency forward contracts. In developing our sensitivity analysis, we first derived the quoted market rates for each of our hedged forward contracts using Level 2 inputs in order to determine their fair values, and then we projected the possible effect of a 1% increase or decrease in these market rates to determine the volatility of the resulting unrealized gain or loss. We understand that under paragraph 3A of item 305(a)(1)(ii), in the absence of an economic justification for the selection of a hypothetical change in market rates or prices, a registrant should use changes that are not less than 10% of end-of-period market rates or prices. A sensitivity measure using 1% of end-of-period market rates or prices had been used to make the reader aware of the expected volatility, and the magnitude, with an even lower percentage. In our subsequent filings we will use changes that are not less than 10% of end-of-period market rates or prices.

Item 15. Exhibits, Financial Statement Schedules, page 39

5.
It does not appear that you have filed any material leases with respect to the properties identified in the Item 2 disclosure on page 16.  Please advise.  Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Our response to your comment 5:

We have reviewed Item 601(b)(10) of Regulation S-K to determine whether we are required to file leases for the properties you reference. This Item requires that a registrant file leases that are material. In our past reviews of our leases we have determined that none of our leases is material based on the dollar commitment per year.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
June 28, 2010

Item 8. Financial Statements

Note 10 – Comprehensive Income, page F-23

6.	Please tell us how you considered the requirement to disclose accumulated balances for each classification in Other Comprehensive Income (Loss). Refer to ASC 220-10-45-14.

Our response to your comment 6:

The requirement under ASC Topic 220-10-45-14 to disclose accumulated balances for each classification in Other Comprehensive Income (Loss) was not applied as it was not considered a material disclosure. If such component becomes material, we will apply the requirements of this provision and make appropriate disclosures in our subsequent filings.

Note 13 – Quarterly Financial Data (Unaudited)

7.	Please tell us how you considered the requirement to disclose gross profit within your quarterly financial data. Refer to Item 302(a)(1) of Regulation S-K.

Our response to your comment 7:

The requirement under Item 302(a) (1) of Regulation S-K to disclose gross profits within our quarterly financial data was not applied as it was not considered a material disclosure. We will apply the requirements of this provision and make appropriate disclosures in our subsequent filings.

Exhibits 31.1 and 31.2

8.
The language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K.  In this regard, we note that you have replaced the word “report” with the phrase “annual report” in your certifications.  Please confirm that in future filings you will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K.

Our response to your comment 8:

We confirm that in future filings we will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
June 28, 2010

Form 10-Q for the quarterly period ended March 31, 2010

Item 1. Financial Statements

Note 7 – Income (loss) per share, page 10

9.
We note on page 8 that you issued restricted shares in March 2010 and based upon your disclosure on page 10 it appears that unvested restricted shares were not included in your basic or diluted loss per share calculations for the three months ended March 31, 2010.  We refer to Exhibit 10.1 filed with this Form 10-Q, which states that holders of restricted shares are entitled to dividends during the period beginning with the Grant Date through the applicable Vesting Date.  In this regard, please tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method.  Refer to ASC 260-10-45-61A.

Our response to your comment 9:

While calculating the earnings (loss) per share, we followed the guidance under ASC 260-10-45-61 whereby stock-based compensation subject to the provisions of Topic 718, including options and non-vested stock that contain a right to receive dividends declared on the common stock of the issuer, are not subject to the guidance in paragraph 260-10-45-60A, until such time as those options or shares are fully vested.

A participating security is a security other than common stock (e.g. preferred stock) that may participate in the distribution of earnings together with common stock, the form of which does not have to be a dividend.

Though the non-vested shares under question are entitled to dividends during the period beginning with the Grant Date through the applicable Vesting Date, these shares are not subject to the provisions of ASC Topic 260-10-45-60A.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
June 28, 2010

In connection with our response to the Staff’s comments we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please contact me by telephone at 201-371-8010 or by facsimile at 201-488-3341.

Sincerely,

/s/ Jack Abuhoff

Jack Abuhoff
Chairman of the Board,
Chief Executive Officer and President

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
June 28, 2010

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 CFR 200.83 AND RULE 418(b)
BY INNODATA ISOGEN, INC.
 REQUEST NO.: INN-001
FOIA Confidential Treatment Request

ADDENDUM

The Company requests that the information contained in this addendum as per Request No.: INN-001 be treated as confidential information and that the Securities and Exchange Commission provide timely notice to the contact person identified on Page 1 of this letter before it permits any disclosure of the information set forth in this addendum. The Company further requests the return of this addendum pursuant to Rule 418(b) of the Securities Act of 1933, as amended.

RULE 83 CONFIDENTIALTREATMENT REQUEST MADE BY INNODATA ISOGEN, INC.; REQUEST NO.:  INN-001

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